SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

Bridge Capital Holdings
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock
(Title of Class of Securities)

108030107
(CUSIP Number of Common Stock Underlying Class of Securities)

Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings
55 Almaden Boulevard
San Jose, CA 95113
(408) 423-8500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas G.  Reddy
David J. Gershon
Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, California 94111
(415) 393-2000
Fax (415) 393-2286

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,188,346	$ $237.67

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 295,650 shares of common stock of Bridge Capital Holdings having an aggregate value of $1,188,346 as of June 30, 2011 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the binominal lattice option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $200 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$237.67	Filing party:	Bridge Capital Holdings
Form or Registration No.:	SCTO-1	Date filed:	July 5, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on July 5, 2011 (the “Schedule TO”) relating to the offer by Bridge Capital Holdings, a California corporation (“Bridge Capital Holdings” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 295,650 shares of the Company’s common stock, whether vested or unvested, that (i) were granted prior to July 5, 2011 with an exercise price greater than or equal to $12.00; (ii) were granted under either the Amended and Restated Bridge Bank 2001 Stock Option Plan or Bridge Capital Holdings 2006 Equity Incentive Plan; and (iii) are held by eligible option holders. Except as amended and supplemented hereby, all terms of the Exchange Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Item 4.             Terms of the Transaction.

The sections and items of the Offer to Exchange titled “Q2.   How do I participate in this offer?” on page 3, “Q25.  If you extend the offer, how will you notify me?” on page 8, “Q26. How will you notify me if the offer is changed?” on page 8 and “Item 15. Extension of offer; termination; amendment.” on page 23 are hereby amended to replace each reference to “8:00 a.m., California time” with “9:00 a.m., Eastern Time.”

Item 10.          Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following to “Section 18.  Financial Information” of the Offer to Exchange:

The following table sets forth our ratio of earnings to fixed charges for the periods specified:

Ratio of Earnings to Fixed Charges

(in thousands, except of ratios of earnings to fixed charges)	Three Months Ended March 31, (unaudited)				Year Ended December 31,
	2011		2010		2010		2009

Income before Income Taxes	$2,617		$598		$4,546		$850
Fixed Charges:
Interest on Debt	346		241		1,106		1,347
Amortization of Debt Premium	-		-		-		-
Interest on Rentals	-		-		-		-
Total Fixed Charges	346		241		1,106		1,347
Earnings Adjusted for Fixed Charges	$2,963		$839		$5,652		$2,197
Preferred Stock Dividends	$200		$1,060		$1,955		$4,203
Earnings Adjusted for Fixed Charges and Preferred Dividends	$3,163		$1,899		$7,607		$6,400
Ratio of Earnings to Fixed Charges	08.56	x	03.48	x	05.11	x	01.63	x
Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends	05.79	x	01.46	x	02.49	x	01.15	x

Our book value per share as of our most recent balance sheet dated March 31, 2011 was $8.12.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

BRIDGE CAPITAL HOLDINGS

/s/ Thomas A. Sa
Name: Thomas A. Sa
Title: Executive Vice President and Chief Financial Officer
Date:  July 12, 2011

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